(Check One):                            U. S. SECURITIES AND EXCHANGE COMMISSION
 |_| Form 10-K and Form 10-KSB                   WASHINGTON, D.C. 20549
 |_| Form 20-F
 |_| Form 11-K                                         FORM 12b-25
 |X| Form 10-Q and Form 10-QSB
 |_| Form N-SAR                                NOTIFICATION OF LATE FILING


                       For Period Ended: July 31, 2006
                       |_| Transition Report on Form 10-K
                       |_| Transition Report on Form 20-F
                       |_| Transition Report on Form 11-K
                       |_| Transition Report on Form 10-Q
                       |_| Transition Report on Form N-SAR

                       For the Transition Period Ended: _____________________

  Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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                         Part I - Registrant Information


                               visionGATEWAY, INC.
                             Full Name of Registrant


                        12707 High Bluff Drive, Suite 200
                           San Diego, California 92130
                      Address of Principal Executive Office

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

                        Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be
|X| filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


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                              Part III - Narrative

      State below in reasonable detail the reason why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and 10-QSB, N-SAR or the transition report portion thereof, could not be filed within the prescribed time period.

      The Company is in the process of finalizing financial information for its various entities, all having different quarter-end and year-end dates, with both United States and Australian accountants. In addition, the Company is finalizing three acquisitions that have been reported under recent Form 8K filings. Accordingly, the Company will be unable to file its 10Q-SB by the required filing date, without unreasonable effort or expense.

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                           Part IV-- Other Information

(1) Name and telephone number of person to contact in regard to this notification:

      Michael Emerson                       (858) 794-1416
      Vice President and Chief Executive
      Officer

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |_| Yes |X| No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


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

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                                    Signature

                               visionGATEWAY, INC.
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: September 15, 2006                        By: /s/ Michael Emerson
                                                    ----------------------------
                                                    Michael Emerson,
                                                    Chief Executive Officer


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